EXHIBIT 99.5


[VIVENDI UNIVERSAL LOGO]                       PRESS RELEASE


                                                        February 1, 2001


             VIVENDI UNIVERSAL ISSUES BONDS WORTH 457 MILLION EUROS
                         EXCHANGEABLE FOR VINCI SHARES


Vivendi Universal has carried out a placement of bonds exchangeable for Vinci shares (1 for 1), worth an amount of 457 million euros (431 million U.S. dollars). the transaction will allow Vivendi Universal to restructure its debt.

The 1% five-year bonds were issued at a price of 77.35 euros. The issue was over-subscribed more than four times in two hours. This success enabled Vivendi Universal to offer the securities at a 30% premium. The range envisaged for the premium had been 25-30%.

A green shoe for an additional 70 million euros may increase the total amount of the transaction to 527 millions euros. This would correspond to the full value of the 8.6% stake that the group holds in Vinci.

Vivendi Universal began its withdrawal from Vinci in February 2000 through a private placement with institutional investors which reduced its shareholding from 49.3% to 16.9%. This was then reduced to 8.6% following Vinci's merger with GTM.

The success of the transaction, which was made with the full agreement and collaboration of Vinci's management, reflects the market's confidence in the growth potential of Vinci stock.



IMPORTANT DISCLAIMER
THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING
STATEMENTS: THE RISK THAT THE TERMS OF THE TRANSACTIONS MAY BE MODIFIED OR NOT BE COMPLETED BASED ON A DECLINE IN GENERAL ECONOMIC CONDITIONS, VOLATILITY IN THE SECURITIES MARKETS, AN ADVERSE DEVELOPMENT WITH RESPECT TO A PARTY OR A FAILURE TO OBTAIN A REQUIRED REGULATORY APPROVAL. VIVENDI UNIVERSAL DOES NOT UNDERTAKE ANY OBLIGATION TO PROVIDE UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF
DOCUMENTS FILED BY VIVENDI UNIVERSAL AND ITS PREDECESSOR, VIVENDI, WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV OR DIRECTLY FROM
VIVENDI UNIVERSAL.